

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2015

<u>Via E-mail</u>
Guy Neev
Chief Executive Officer
Check-Cap Ltd.
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

> **Re: Check-Cap Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed February 11, 2015**
> **File No. 333-201250**

Dear Mr. Neev:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Long Term Incentive Warrants, page 140</u>

1.   We note your disclosure that only a beneficial owner of your ordinary shares that is an "original purchaser" of units in the offering is entitled to receive the Long Term Incentive Warrants. Please disclose how an investor will be able to determine that they are an "original purchaser" in connection with their purchase. For example, how will an investor know that the broker from whom they purchase units in the initial public offering is part of the underwriting selling group such that they will be entitled to receive the Long Term Incentive Warrants.

2.   Briefly describe the reasons why you are granting the Long Term Incentive Warrants and the purposes they are intended to accomplish, including the purposes of the 120-day

direct registration feature, inability to transfer IPO shares without forfeiture of all or a portion of the Long Term Incentive Warrants and the two-year holding period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail): Mitchell Nussbaum, Esq.
                   Angela M. Dowd, Esq.
                   Loeb & Loeb LLP